UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Yasushi Sakai
	Name:	Yasushi Sakai
	Title:	General Manager, Financial Accounting Dept.
Date:     January 28, 2011

January 28, 2011

Sumitomo Mitsui Financial Group, Inc. (SMFG)
Consolidated Financial Results for the Nine Months ended December 31, 2010
<under Japanese GAAP>
Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
(Note) Amounts less than one million yen have been omitted.
1. Consolidated Financial Results (for the nine months ended December 31, 2010)
(1) Operating Results
(Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit			Net Income

Nine Months ended December 31, 2010	¥ 2,911,713	24.4%	¥ 738,176		64.8%	¥ 515,138	107.9%

Nine Months ended December 31, 2009	2,340,100	(17.3)	448,008		62.1	247,835	197.0

	Net Income		Net Income
	Per Share		Per Share (Diluted)

Nine Months ended December 31, 2010	¥ 366.54			¥ 366.33

Nine Months ended December 31, 2009	255.55			249.32

Note: Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase (decrease) from the previous fiscal year.
(2) Financial Position
(Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share

December 31, 2010	¥ 132,151,935	¥ 7,215,272	3.9%	¥ 3,549.79

March 31, 2010	123,159,513	7,000,805	4.0	3,391.75

Notes: 1.	Stockholders’ equity
(a) as of December 31, 2010: ¥5,168,924 million (b) as of March 31, 2010: ¥4,951,323 million
2.	Net assets ratio = {(Net assets – Stock acquisition rights – Minority interests) / Total assets} X 100
2. Dividends on Common Stock per Share
(Yen)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual

Fiscal Year ended March 31, 2010	¥ —	¥ 45	¥ —	¥ 55	¥ 100

Fiscal Year ending March 31, 2011	—	50	—

Fiscal Year ending March 31, 2011 (Forecast)				50	100

Notes: 1.	Dividend forecast remains unchanged.
2.	Dividends on unlisted preferred stocks are reported on page 2.
3. Earnings Forecast on a Consolidated Basis (for the fiscal year ending March 31, 2011)
(Millions of yen, except per share data and percentages)

	Ordinary		Ordinary		Net		Net Income
	Income		Profit		Income		Per Share

Fiscal Year ending March 31, 2011	¥ 3,900,000	23.2%	¥ 870,000	55.7%	¥ 540,000	98.9%	¥ 382.12

Notes: 1.	Earnings forecast remains unchanged.
2.	Percentages shown in Ordinary Income, Ordinary Profit and Net Income are the increase from the previous fiscal year.
4. Other Information
(1)	There are no changes in material consolidated subsidiaries in the nine months ended December 31, 2010.

(2)	Simplified and special accounting methods used for preparing quarterly consolidated financial statements are adopted.

(3)	There are changes in accounting principles, procedures and presentation when preparing quarterly consolidated financial statements due to revisions in accounting standards.

Sumitomo Mitsui Financial Group, Inc. (8316)
(4)	Number of Shares Issued (common stock)

	As of December 31, 2010		As of March 31, 2010
(a) Number of shares issued (including treasury shares)	1,414,055,625	shares	1,414,055,625	shares
(b) Number of treasury shares	17,093,163	shares	17,070,100	shares

	Nine Months ended		Nine Months ended
	December 31, 2010		December 31, 2009

(c) Average number of shares issued in the period	1,396,975,501	shares	948,862,150	shares
[Note on Quarterly Review Process]
This quarterly earnings report is out of the scope of the external auditors’ review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the audit process of quarterly consolidated financial statement has not been completed as of the disclosure of this quarterly earnings report.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.
[Dividends Information]
Dividends on Preferred Stock per Share
(Yen)

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Annual

Preferred stock (Type 4)	Fiscal Year ended March 31, 2010	¥ —	¥ 67,500	¥ —	¥ —	¥ 67,500

Preferred stock (Type 6)	Fiscal Year ended March 31, 2010	—	44,250	—	44,250	88,500

	Fiscal Year ending March 31, 2011	—	44,250	—		88,500

	Fiscal Year ending March 31, 2011 (Forecast)				44,250

<Reference> Calculation for Indices
- Forecasted Net Income per Share:

Forecasted net income – Forecasted preferred stock dividends
Forecasted number of common stocks at the Fiscal Year End (excluding treasury stock)

Sumitomo Mitsui Financial Group, Inc. (8316)
Sumitomo Mitsui Financial Group, Inc. (“SMFG”) reports the financial results for the nine months ended December 31, 2010.
1. Operating Results
     In the nine months ended December 31, 2010, consolidated gross profit increased by ¥237.2 billion year-on-year to ¥1,877.9 billion. The principal reasons for an increase was due to the gross banking profit of ¥81.6 billion reflecting gains on bonds by quickly responding to fluctuations in the market interest rates at Sumitomo Mitsui Banking Corporation (“SMBC”) and the earnings contributed from Nikko Cordial Securities Inc., which became a consolidated subsidiary of SMBC in October 2009.
     SMBC’s general and administrative expenses increased by ¥8.6 billion year-on-year to ¥522.1 billion. Consolidated general and administrative expenses increased by ¥162.5 billion year-on-year to ¥1,000.8 billion due mainly to an increase in consolidated subsidiaries such as Nikko Cordial Securities Inc.
     Total credit cost decreased by ¥184.6 billion year-on-year to ¥134.9 billion on a consolidated basis, due mainly to a decrease of ¥130.1 billion at SMBC as a result of measures implemented for the borrowers to improve their business and financial performance.
     As a result of the factors mentioned above, SMFG recorded ordinary profit of ¥738.2 billion, year-on-year increase of ¥290.2 billion, and net income of ¥515.1 billion, year-on-year increase of ¥267.3 billion on a consolidated basis.

<Consolidated>			(Billions of yen)

	Nine months ended	Change from the	Fiscal year ended
	December 31,	nine months ended	March 31, 2010
	2010	December 31, 2009	(reference)
Gross profit	¥1,877.9	¥237.2	¥2,236.6
General and administrative expenses	(1,000.8)	(162.5)	(1,161.3)
Total credit cost	(134.9)	184.6	(473.0)
Losses on stocks	(5.5)	9.2	(10.1)
Ordinary profit	738.2	290.2	558.8
Net income	515.1	267.3	271.6

<SMBC, Non-consolidated>
Gross banking profit	¥1,155.6	¥81.6	¥1,455.3
Expenses (excluding non-recurring losses)	(522.1)	(8.6)	(685.8)
Banking profit (*)	633.5	73.0	769.5
Gains on bonds	137.6	97.8	37.3
Total credit cost	(50.5)	130.1	(254.7)
Gains (losses) on stocks	(11.0)	(10.7)	3.9
Ordinary profit	521.1	190.9	462.7
Net income	429.5	179.6	318.0

(*) Banking profit (before provision for general reserve for possible loan losses)

Sumitomo Mitsui Financial Group, Inc. (8316)
2. Financial Position
     SMFG’s total assets as of December 31, 2010, were ¥132,151.9 billion, an increase of ¥8,992.4 billion compared with March 31, 2010 on a consolidated basis. Net assets were ¥7,215.3 billion, an increase of ¥214.5 billion. Stockholders’ equity was ¥5,006.9 billion, an increase of ¥362.2 billion, due mainly to recording of net income.
     Deposits decreased by ¥156.1 billion to ¥78,492.5 billion from March 31, 2010 mainly due to the appreciation of Japanese yen. Loans and bills discounted decreased by ¥675.2 billion to ¥62,025.8 billion from March 31, 2010 mainly due to the decreased borrowing demand and the appreciation of Japanese yen.
     Problem assets (non-performing loans as defined under the Financial Reconstruction Law) decreased by ¥48.7 billion to ¥1,523.1 billion from March 31, 2010. Problem asset ratio decreased by 0.08% to 2.17% from March 31, 2010.
3. Earnings Forecasts
     Net income for the nine months ended December 31, 2010 was equivalent to approximately 95% of the forecast for the full fiscal year ending March 31, 2011 (fiscal 2010) announced on November 12, 2010. This was mainly contributed to a good performance by SMBC due principally to a decrease in total credit cost; however, SMFG shall not revise the earnings forecast for the fiscal year ending March 31, 2011 as we need to identify economic trends in the foreseeable future.
4. Others
(1)	Simplified and Special Accounting Methods Used for Preparing Quarterly Consolidated Financial Statements
(a)	Depreciation

Depreciation cost for tangible fixed assets which are depreciated using the straight-line method was calculated by proportionally allocating the estimated annual cost to the 3rd quarter.

(b)	Tax Effect Accounting

Current and deferred income tax amounts corresponding to the 3rd quarter were calculated on the assumption that retained earnings of consolidated domestic subsidiaries will be transferred to the reserve for losses on overseas investments at the end of this fiscal year.

(2)	Changes of Accounting Procedures and Presentation

Accounting Standard for Asset Retirement Obligations
     SMFG has adopted the “Accounting Standards for Asset Retirement Obligations” (ASBJ Statement No. 18, issued on March 31, 2008) and “Guidance on Accounting Standards for Asset Retirement Obligations” (ASBJ Guidance No. 21, issued on March 31, 2008) that became effective from the fiscal year starting on or after April 1, 2010. As a result of this change, ordinary profit and income before income taxes and minority interests decreased by ¥631 million and ¥3,946 million, respectively.

Sumitomo Mitsui Financial Group, Inc. (8316)
5. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	(Millions of yen)
	December 31,	March 31, 2010
	2010	(condensed)
Assets:
Cash and due from banks	¥ 4,969,266	¥ 5,839,672
Call loans and bills bought	983,893	1,121,145
Receivables under resale agreements	110,997	25,226
Receivables under securities borrowing transactions	4,405,964	5,440,622
Monetary claims bought	1,162,392	1,006,738
Trading assets	8,407,515	6,708,688
Money held in trust	23,145	18,734
Securities	35,962,554	28,623,968
Loans and bills discounted	62,025,844	62,701,033
Foreign exchanges	1,049,884	1,107,289
Lease receivables and investment assets	1,763,354	1,839,662
Other assets	5,076,388	3,610,046
Tangible fixed assets	1,118,571	1,081,125
Intangible fixed assets	655,456	626,248
Deferred tax assets	706,318	728,586
Customers’ liabilities for acceptances and guarantees	4,773,208	3,749,056
Reserve for possible loan losses	(1,042,822)	(1,068,329)

Total assets	¥ 132,151,935	¥ 123,159,513

Sumitomo Mitsui Financial Group, Inc. (8316)
(continued)

	(Millions of yen)
	December 31,	March 31, 2010
	2010	(condensed)
Liabilities:
Deposits	¥ 78,492,482	¥ 78,648,595
Negotiable certificates of deposit	8,598,384	6,995,619
Call money and bills sold	1,626,299	2,119,557
Payables under repurchase agreements	706,549	1,120,860
Payables under securities lending transactions	5,011,961	4,315,774
Commercial paper	381,097	310,787
Trading liabilities	6,140,285	5,066,727
Borrowed money	9,168,167	5,470,578
Foreign exchanges	310,049	192,299
Short-term bonds	1,279,833	1,212,178
Bonds	3,587,255	3,422,672
Due to trust account	197,559	159,554
Other liabilities	4,426,387	3,193,146
Reserve for employee bonuses	19,347	43,443
Reserve for executive bonuses	–	2,333
Reserve for employee retirement benefits	46,383	41,691
Reserve for executive retirement benefits	2,516	8,216
Reserve for point service program	19,582
Reserve for reimbursement of deposits	8,726	11,734
Reserve for loss on interest repayment	70,028
Reserve under the special laws	356	393
Deferred tax liabilities	23,336	26,520
Deferred tax liabilities for land revaluation	46,864	46,966
Acceptances and guarantees	4,773,208	3,749,056

Total liabilities	124,936,662	116,158,708

Net assets:
Capital stock	2,337,895	2,337,895
Capital surplus	978,854	978,897
Retained earnings	1,814,224	1,451,945
Treasury stock	(124,081)	(124,061)

Total Stockholders’ equity	5,006,893	4,644,677

Net unrealized gains on other securities	240,734	412,708
Net deferred losses on hedges	(268)	(39,367)
Land revaluation excess	34,813	34,955
Foreign currency translation adjustments	(113,248)	(101,650)

Total Valuation and translation adjustments	162,030	306,646

Stock acquisition rights	203	81
Minority interests	2,046,145	2,049,400

Total net assets	7,215,272	7,000,805

Total liabilities and net assets	¥ 132,151,935	¥ 123,159,513

Sumitomo Mitsui Financial Group, Inc. (8316)
(2) Consolidated Statements of Income

	(Millions of yen)
Nine months ended December 31,	2009	2010
Ordinary income	¥ 2,340,100	¥ 2,911,713
Interest income	1,273,994	1,216,765
Interest on loans and discounts	971,566	903,243
Interest and dividends on securities	187,397	194,695
Trust fees	1,255	1,962
Fees and commissions	521,574	657,690
Trading income	149,532	214,593
Other operating income	342,343	782,041
Other income	51,399	38,659
Ordinary expenses	1,892,091	2,173,537
Interest expenses	247,079	225,733
Interest on deposits	114,668	82,308
Fees and commissions payments	93,753	104,965
Other operating expenses	307,162	664,493
General and administrative expenses	838,272	1,000,757
Other expenses	405,823	177,587

Ordinary profit	448,008	738,176

Extraordinary gains	11,162	14,986
Extraordinary losses	10,950	7,460

Income before income taxes and minority interests	448,219	745,702

Income taxes-current	79,241	72,679
Income taxes-deferred	31,631	71,684

Income taxes	110,873	144,363

Income before minority interests		601,338

Minority interests in net income	89,510	86,200

Net income	¥ 247,835	¥ 515,138

Sumitomo Mitsui Financial Group, Inc. (8316)
(3) Note on the Assumption as a Going Concern
Not applicable.
(4) Material Changes in Stockholders’ Equity
Not applicable.

Financial Results
for the Nine Months
ended December 31, 2010
- Supplementary Information -
<Table of Contents>

1. Income Analysis [SMFG]	<Consolidated>		...	1

2. Income Analysis [SMBC]		<Non-consolidated>	...	2

3. Interest Spread (Domestic)		<Non-consolidated>	...	3

4. Problem Assets Based on the Financial Reconstruction Law	<Consolidated>	<Non-consolidated>	...	3

5. Unrealized Gains (losses) on Securities	<Consolidated>	<Non-consolidated>	...	4

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)		<Non-consolidated>	...	5

7. Deposits and Loans		<Non-consolidated>	...	5

8. Return on Equity	<Consolidated>		...	5

9. Exposure of Securitized Products	<Consolidated>		...	6

(Notes) 1. <Consolidated> : SMFG’s consolidated figures

2. <Non-consolidated> : SMBC’s non-consolidated figures

3. Capital ratio as of December 31, 2010 will be announced when it is fixed.

Sumitomo Mitsui Financial Group, Inc. (8316)
1. Income Analysis  <Consolidated>

(Millions of yen) <Reference>

		Nine months ended	Change	Nine months ended	Fiscal year ended
		December 31, 2010		December 31, 2009	March 31, 2010
Consolidated gross profit	1	1,877,861	237,156	1,640,705	2,236,634
Net interest income	2	991,032	(35,883)	1,026,915	1,380,912
Trust fees	3	1,962	707	1,255	1,778
Net fees and commissions	4	552,724	124,904	427,820	608,616
Net trading income	5	214,593	65,061	149,532	194,087
Net other operating income	6	117,548	82,367	35,181	51,238
General and administrative expenses	7	(1,000,757)	(162,485)	(838,272)	(1,161,302)
Credit costs	8	(136,624)	183,612	(320,236)	(473,937)
Write-off of loans	9	(96,305)	30,924	(127,229)	(176,672)
Provision for specific reserve for possible loan losses	10	(35,844)	126,483	(162,327)	(184,257)
Provision for general reserve for possible loan losses	11	2,970	(22,473)	25,443	(17,944)
Other credit costs	12	(7,445)	48,678	(56,123)	(95,063)
Gains (losses) on stocks	13	(5,517)	9,204	(14,721)	(10,078)
Equity in earnings (losses) of affiliates	14	10,818	15,978	(5,160)	(21,542)
Other income (expenses)	15	(7,604)	6,701	(14,305)	(11,003)
Ordinary profit	16	738,176	290,168	448,008	558,769
Extraordinary gains (losses)	17	7,526	7,315	211	(671)
Losses on impairment of fixed assets	18	(1,799)	6,823	(8,622)	(12,856)
Recoveries of written-off claims	19	1,768	993	775	968
Income before income taxes and minority interests	20	745,702	297,483	448,219	558,097
Income taxes-current	21	(72,679)	6,562	(79,241)	(104,110)
Income taxes-deferred	22	(71,684)	(40,053)	(31,631)	(74,759)
Income before minority interests	23	601,338	263,992	337,346	379,227
Minority interests in net income	24	(86,200)	3,310	(89,510)	(107,668)
Net income	25	515,138	267,303	247,835	271,559

(Notes)

1. Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8)+(19)	26	(134,856)	184,605	(319,461)	(472,968)

<Reference>					(Billions of yen)
Consolidated net business profit	27	791.5	132.9	658.6	832.3

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses))
           + (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items) + (Affiliates’ ordinary profit) X (Ownership ratio)
- (Internal transaction (dividends, etc.))

	(Number of consolidated subsidiaries and equity method affiliates)				<Reference>
		Dec. 31, 2010	Change	Mar. 31, 2010	Sept. 30, 2010
Consolidated subsidiaries	28	323	16	307	320
Equity method affiliates	29	46	(12)	58	48

Sumitomo Mitsui Financial Group, Inc. (8316)
2. Income Analysis <SMBC Non-consolidated>

(Millions of yen)
<Reference>

		Nine months	Change	Nine months	Fiscal year
		ended		ended	ended
		December 31,		December 31,	March 31,
		2010		2009	2010
Gross banking profit	1	1,155,591	81,597	1,073,994	1,455,275
Excluding gains on bonds	2	1,017,990	(16,175)	1,034,165	1,418,005
Net interest income	3	728,787	(47,381)	776,168	1,046,382
Trust fees	4	1,924	697	1,227	1,736
Net fees and commissions	5	206,819	6,810	200,009	286,714
Net trading income	6	150,040	56,512	93,528	115,356
Net other operating income	7	68,018	64,958	3,060	5,085
Gains on bonds	8	137,601	97,772	39,829	37,270
Expenses (excluding non-recurring losses)	9	(522,094)	(8,647)	(513,447)	(685,752)
Personnel expenses	10	(186,908)	(1,090)	(185,818)	(245,728)
Non-personnel expenses	11	(306,925)	(6,476)	(300,449)	(403,265)
Taxes	12	(28,260)	(1,081)	(27,179)	(36,759)
Banking profit (before provision for general reserve for possible loan losses)	13	633,497	72,950	560,547	769,522
Excluding gains (losses) on bonds	14	495,895	(24,823)	520,718	732,252
Provision for general reserve for possible loan losses	15	7,377	(32,057)	39,434	9,067
Banking profit	16	640,875	40,893	599,982	778,589
Non-recurring losses	17	(119,817)	150,055	(269,872)	(315,839)
Credit costs	18	(58,450)	161,633	(220,083)	(263,805)
Gains (losses) on stocks	19	(10,992)	(10,721)	(271)	3,857
Gains on sale of stocks and other securities	20	13,677	(29,719)	43,396	56,719
Losses on sale of stocks and other securities	21	(1,175)	(783)	(392)	(886)
Losses on devaluation of stocks and other securities	22	(23,495)	19,780	(43,275)	(51,975)
Other non-recurring losses	23	(50,373)	(856)	(49,517)	(55,892)
Ordinary profit	24	521,057	190,948	330,109	462,749
Extraordinary losses	25	(3,452)	5,487	(8,939)	(7,999)
Gains (losses) on disposal of fixed assets	26	(1,188)	(23)	(1,165)	2,448
Losses on impairment of fixed assets	27	(1,554)	6,296	(7,850)	(10,525)
Recoveries of written-off claims	28	584	508	76	77
Income before income taxes	29	517,605	196,435	321,170	454,750
Income taxes-current	30	(32,941)	(2,948)	(29,993)	(44,997)
Income taxes-deferred	31	(55,159)	(13,861)	(41,298)	(91,757)
Net income	32	429,503	179,625	249,878	317,995

Total credit cost (15)+(18)+(28)	33	(50,487)	130,086	(180,573)	(254,660)
Provision for general reserve for possible loan losses	34	7,377	(32,057)	39,434	9,067
Write-off of loans	35	(37,146)	41,542	(78,688)	(102,663)
Provision for specific reserve for possible loan losses	36	(17,198)	77,844	(95,042)	(92,114)
Losses on sales of delinquent loans	37	(4,065)	42,563	(46,628)	(69,259)
Provision for loan loss reserve for specific overseas countries	38	(40)	(316)	276	232
Recoveries of written-off claims	39	584	508	76	77

(Note) Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group, Inc. (8316)
3. Interest Spread (Domestic) <SMBC Non-consolidated>

					(%)
					<Reference>
	Nine months ended December 31, 2010				Fiscal year ended March 31, 2010
		1st Quarter	2nd Quarter	3rd Quarter

Interest earned on loans and bills discounted (A)	1.65	1.71	1.64	1.61	1.74

Interest paid on deposits, etc. (B)	0.09	0.11	0.10	0.08	0.14

Interest spread (A) - (B)	1.56	1.60	1.54	1.53	1.60

4. Problem Assets Based on the Financial Reconstruction Law

					(Billions of yen)
<Consolidated>					<Reference>
		December 31, 2010		March 31, 2010	September 30, 2010
			Change from
			March 31, 2010

Bankrupt and quasi-bankrupt assets	1	313.9	(78.5)	392.4	353.3

Doubtful assets	2	806.8	(74.4)	881.2	871.4

Substandard loans	3	402.4	104.2	298.2	383.1

Total of problem assets (A)	4	1,523.1	(48.7)	1,571.8	1,607.8

Normal assets	5	68,718.2	286.8	68,431.4	69,846.4

Total (B)	6	70,241.3	238.1	70,003.2	71,454.2

Problem asset ratio (A/B)	7	2.17%	(0.08)%	2.25%	2.25%

Amount of direct reduction		868.9	25.1	843.8	858.6

					(Billions of yen)
<SMBC Non-consolidated>					<Reference>
		December 31, 2010		March 31, 2010	September 30, 2010
			Change from
			March 31, 2010

Bankrupt and quasi-bankrupt assets	8	149.8	(74.5)	224.3	178.6

Doubtful assets	9	624.7	(73.0)	697.7	676.3

Substandard loans	10	201.1	22.4	178.7	187.7

Total of problem assets (A)	11	975.6	(125.1)	1,100.7	1,042.6

Normal assets	12	61,494.7	(621.3)	62,116.0	62,899.0

Total (B)	13	62,470.3	(746.4)	63,216.7	63,941.6

Problem asset ratio (A/B)	14	1.56%	(0.18)%	1.74%	1.63%

Amount of direct reduction		487.2	9.2	478.0	477.0
 (Note)
Problem Assets Based on the Financial Reconstruction Law include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group, Inc. (8316)
5. Unrealized Gains (losses) on Securities

<Consolidated>							(Billions of yen)

		December 31, 2010					March 31, 2010
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 31, 2010	Gains	Losses			Gains	Losses
Held-to-maturity securities	1	3,946.7	70.2	11.6	70.7	(0.5)	3,282.6	58.6	59.4	(0.8)
Other securities	2	32,243.1	355.7	(230.7)	685.2	(329.5)	25,526.0	586.4	799.3	(212.9)
Stocks	3	2,566.3	292.9	(118.1)	488.7	(195.8)	2,675.5	411.0	543.7	(132.7)
Bonds	4	23,648.9	75.5	(48.1)	97.5	(22.0)	17,444.1	123.6	131.8	(8.2)
Others	5	6,027.9	(12.7)	(64.5)	99.0	(111.7)	5,406.4	51.8	123.8	(72.0)
Other money held in trust	6	21.7	(0.0)	(0.1)	—	(0.0)	17.3	0.1	0.2	(0.1)
Total	7	36,211.5	425.9	(219.2)	755.9	(330.0)	28,825.9	645.1	858.9	(213.8)
Stocks	8	2,566.3	292.9	(118.1)	488.7	(195.8)	2,675.5	411.0	543.8	(132.8)
Bonds	9	27,581.1	145.8	(36.6)	168.2	(22.4)	20,709.4	182.4	191.2	(8.8)
Others	10	6,064.1	(12.8)	(64.5)	99.0	(111.8)	5,441.0	51.7	123.9	(72.2)

(Notes)

1.	The figures above include unrealized gains (losses) on negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought,” etc.

2.
Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the corresponding period. The rest of securities are valuated at market prices as of the balance sheet date.

3.
Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on other securities, as of December 31, 2010 and March 31, 2010, included gains of 0.3 billion yen and 0.1 billion yen, respectively, which were recognized in the statements of income by applying fair value hedge accounting. As a result, the amounts recorded in net assets, as of December 31, 2010 and March 31, 2010, were reduced by 0.3 billion yen and 0.1 billion yen, respectively.

4.
Floating-rate Japanese government bonds which SMFG held as Other securities are carried on the consolidated balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25, issued on October 28, 2008).

<SMBC Non-consolidated>							(Billions of yen)

		December 31, 2010					March 31, 2010
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 31, 2010	Gains	Losses			Gains	Losses
Held-to-maturity securities	11	3,837.3	69.0	11.1	69.4	(0.4)	3,180.2	57.9	58.5	(0.6)
Stocks of subsidiaries and affiliates	12	2,165.1	(23.8)	(10.3)	0.3	(24.1)	2,178.9	(13.5)	—	(13.5)
Other securities	13	30,293.5	293.7	(227.6)	631.7	(338.0)	23,621.0	521.3	738.8	(217.5)
Stocks	14	2,412.7	256.0	(115.5)	468.8	(212.8)	2,533.3	371.5	518.2	(146.7)
Bonds	15	22,375.8	66.6	(49.5)	86.5	(19.9)	16,229.3	116.1	123.0	(6.9)
Others	16	5,505.0	(28.9)	(62.6)	76.4	(105.3)	4,858.4	33.7	97.6	(63.9)
Other money held in trust	17	8.7	(0.0)	(0.1)	—	(0.0)	9.2	0.1	0.2	(0.1)
Total	18	36,304.6	338.9	(226.9)	701.4	(362.5)	28,989.3	565.8	797.5	(231.7)
Stocks	19	3,540.7	245.0	(121.0)	469.1	(224.1)	3,661.7	366.0	518.2	(152.2)
Bonds	20	26,213.1	135.6	(38.4)	155.9	(20.3)	19,409.5	174.0	181.5	(7.5)
Others	21	6,550.8	(41.7)	(67.5)	76.4	(118.1)	5,918.1	25.8	97.8	(72.0)

(Notes)

1.	The figures above include unrealized gains (losses) on negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought,” etc.

2.
Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the corresponding period. The rest of securities are valuated at market prices as of the balance sheet date.

3.
Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on other securities, as of December 31, 2010 and March 31, 2010, included gains of 0.3 billion yen and 0.1 billion yen, respectively, which were recognized in the statements of income by applying fair value hedge accounting. As a result, the amounts recorded in net assets, as of December 31, 2010 and March 31, 2010, were reduced by 0.3 billion yen and 0.1 billion yen, respectively.

4.
Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25, issued on October 28, 2008).

Sumitomo Mitsui Financial Group, Inc. (8316)
6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC Non-consolidated>					<Reference>		(Billions of yen)

	December 31, 2010				March 31, 2010

	Assets	Liabilities	Net assets	Net deferred gains (losses)	Assets	Liabilities	Net assets	Net deferred gains (losses)
Interest rate swaps	78.4	31.7	46.7	(13.7)	57.0	30.8	26.2	(70.1)
Currency swaps	407.2	16.7	390.5	13.7	170.4	6.6	163.8	3.6
Others	5.0	2.4	2.6	141.7	1.6	0.5	1.1	88.1
Total	490.6	50.8	439.8	141.7	229.0	37.9	191.1	21.6

(Notes)

1. Derivative transactions are valuated at fair value in the balance sheet.

2.  SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial
Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.

3. Figures for net deferred gains (losses) are those before application of tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

					<Reference>		(Billions of yen)

	December 31, 2010				March 31, 2010

	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	3,008.7	14,914.8	4,248.3	22,171.8	4,467.7	15,282.9	3,137.2	22,887.8
Receivable floating rate /payable fixed rate	595.0	5,029.6	5,144.3	10,768.9	1,386.4	4,866.6	4,116.4	10,369.4
Receivable floating rate /payable floating rate	0.5	29.1	—	29.6	30.0	29.8	—	59.8

Total contract amount	3,604.2	19,973.5	9,392.6	32,970.3	5,884.1	20,179.3	7,253.6	33,317.0
7. Deposits and Loans

			(Billions of yen)
<SMBC Non-consolidated>			<Reference>
	December 31, 2010		March 31, 2010	September 30, 2010
		Change from Mar. 31, 2010
Domestic deposits	67,592.4	33.3	67,559.1	68,346.4
Individual	36,958.1	1,320.1	35,638.0	35,812.0

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding “negotiable certificates of deposit” and offshore banking accounts.

Loans and bills discounted	55,829.2	(789.9)	56,619.1	57,392.4
Domestic offices (excluding offshore banking account)	49,045.1	(480.7)	49,525.8	50,516.2
Overseas offices and offshore banking accounts	6,784.1	(309.2)	7,093.3	6,876.2

8. Return on Equity

<Consolidated>			<Reference>
	Nine months ended December 31, 2010		Year ended March 31, 2010	Six months ended September 30, 2010
		Change
ROE (denominator: Total stockholders' equity)	14.2%	6.7%	7.5%	17.3%

 (Note)

ROE (denominator: Total stockholders’ equity)	=	(Net income) X (Number of days in a year (365 days)) / (Number of days in the term (275 days (365 days)))	X 100
{(Total stockholders’ equity at the beginning of the term) + (Total stockholders’ equity at the term)} / 2

Sumitomo Mitsui Financial Group, Inc. (8316)
9. Exposure of Securitized Products

Managerial accounting basis
1. Securitized products
(1)	As of December 31, 2010, the Group held 0.1 billion yen for sub-prime related securitized products and 30.1 billion yen other than sub-prime related products after write-offs and provisions. Those figures exclude Government Sponsored Enterprises (“GSE”) etc.

(2)	No loss was recorded on securitized products in the nine months ended December 31, 2010.
(1) Sub-prime related products

<Consolidated>									(Billions of yen)

	December 31, 2010						March 31, 2010
	Balances				Net		Balances		Net	Ratings of

	(after				unrealized		(after		unrealized	underlying
	provisions	Change from	Overseas	Change from	gains (losses)	Change from	provisions	Overseas	gains (losses)	assets, etc.
	and write-	Mar. 31,		Mar. 31,	(after write-	Mar. 31,	and write-		(after write-
	offs)	2010		2010	offs)	2010	offs)		offs)

Investments to securitized products	0.1	(0.0)	0.1	(0.0)	0.3	0.3	0.1	0.1	0.0	Speculative ratings

Total	0.1	(0.0)	0.1	(0.0)	0.3	0.3	0.1	0.1	0.0

(2) Products other than sub-prime related (Excludes GSE etc.)
<Consolidated>									(Billions of yen)

	December 31, 2010						March 31, 2010
	Balances				Net		Balances		Net	Ratings of

	(after				unrealized		(after		unrealized	underlying
	provisions	Change from	Overseas	Change from	gains (losses)	Change from	provisions	Overseas	gains (losses)	assets, etc.
	and write-	Mar. 31,		Mar. 31,	(after write-	Mar. 31,	and write-		(after write-
	offs)	2010		2010	offs)	2010	offs)		offs)

Cards	2.5	2.5	2.5	2.5	0.0	0.0	—	—	—	BBB

CLO	1.7	(1.2)	1.7	(1.2)	1.1	0.6	2.9	2.9	0.5

Senior	1.6	(1.2)	1.6	(1.2)	(0.1)	0.1	2.8	2.8	(0.2)	AAA-AA

Equity	0.1	(0.0)	0.1	(0.0)	1.2	0.5	0.1	0.1	0.7	No ratings

CMBS	12.7	(0.9)	—	—	0.1	0.1	13.6	—	0.0	AAA-BBB

RMBS	13.2	13.2	—	—	0.0	0.0	—	—	—	AAA

Investments to securitized products	30.1	13.6	4.2	1.3	1.2	0.7	16.5	2.9	0.5

Total	30.1	13.6	4.2	1.3	1.2	0.7	16.5	2.9	0.5

(Notes)
1.	“Senior” means the upper tranche under senior-subordinate structure.

2.	Credit ratings are in principle indicated by the lower of S&P ratings and Moody’s ratings. Notation of credit ratings is followed by the notation system of S&P.

3.	There is no amount of ABCP.

4.	Excludes GSE and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables (see next page for details).

Sumitomo Mitsui Financial Group, Inc. (8316)
(Reference 1)
Government Sponsored Enterprises (“GSE”) etc.

<Consolidated>									(Billions of yen)
	December 31, 2010						March 31, 2010			Ratings
	Balances				Net unrealized gains(losses)		Balances		Net unrealized gains(losses)
			Overseas					Overseas
		Change		Change		Change from
		from Mar.		from Mar.		Mar. 31,
		31, 2010		31, 2010		2010

GSE etc.	166.2	130.3	166.2	130.3	(4.7)	(4.9)	35.9	35.9	0.2	AAA

(Notes)
1.	GSE etc. includes GNMA, FNMA and FHLMC. Besides the amounts shown above, SMFG held bonds issued by GSE (FNMA and FHLMC) of 0.1 billion yen.

2.	Credit ratings are in principle indicated by the lower of S&P ratings and Moody’s ratings Notation of credit ratings is followed by the notation system of S&P
(Reference 2)
Subordinated beneficiaries in securitization of SMBC’s loans
Most of the securitized assets are domestic residential mortgage loans with low default rates.
SMBC properly conducts self-assessment and has made the necessary write-offs and provisions for the subordinated beneficiaries.

								(Billions of yen)
	December 31, 2010					March 31, 2010

					Reserve for possible loan losses				Reserve for possible loan losses
	Balances	Change from Mar. 31, 2010	Overseas	Subprime- related		Balances	Overseas	Subprime- related
Receivables of residential mortgage loans	251.6	2.8	—	—	—	248.8	—	—	—
Receivables of loans to corporations	7.8	(0.0)	—	—	3.0	7.8	—	—	3.0

Total	259.4	2.8	—	—	3.0	256.6	—	—	3.0

(Notes)
1.	No subsidiary other than SMBC has those subordinated beneficiaries mentioned above.

2.	Reserves do not include general reserve for possible loan losses for normal borrowers.
2. Transactions with monoline insurance companies
Monoline insurance companies guarantee payment on underlying or reference assets. Our recognition of profit or loss on the transactions with monoline insurance companies is basically affected by the credit conditions and prices of underlying or reference assets, and is also affected by the credit conditions of monoline insurance companies.
(1) Credit derivatives (Credit Default Swap [“CDS”]) transactions with monoline insurance companies
In CDS*1 brokerage transactions, positions are covered through transactions with monoline insurance companies. As of December 31, 2010, the Group’s exposure*2 to monoline insurance companies totaled approximately 3.7 billion yen.
Reference assets of these CDS transactions are rated investment grade or equivalent, and do not include subprime-related assets.
SMFG recorded losses on such transactions of 3.7 billion yen in the nine months ended December 31, 2010.
(	*1	Derivatives to hedge credit risks	)

	*2	Mark-to-market value claimable to monoline insurance companies for net loss of reference assets on the settlement

<Consolidated>	(Billions of yen)

	December 31, 2010			March 31, 2010		December 31, 2010		March 31, 2010

	Net exposure	Change	Reserve for	Net exposure	Reserve for	Amount of	Change	Amount of
		from Mar.	possible		possible	reference	from Mar.	reference
		31, 2010	loan losses		loan losses	assets	31, 2010	assets

Exposure to CDS transactions with monoline insurance companies	3.7	(44.8)	0.5	48.5	13.6	315.0	(188.1)	503.1

Sumitomo Mitsui Financial Group, Inc. (8316)
(2) Loans and investments guaranteed by monoline insurance companies etc.

Underlying assets are those of project finance and local government bonds rated investment grade or equivalent, and include no subprime-related assets. We conduct self-assessment to these loans and investments properly.

<Consolidated>				(Billions of yen)

	December 31, 2010			March 31, 2010

			Reserve for		Reserve for
	Exposure	Change from Mar. 31, 2010	possible loan losses	Exposure	possible loan losses
Loans and investments guaranteed or insured by monoline insurance companies	9.1	(0.4)	0.0	9.5	0.0

(Reference)	In addition, we had approximately 0.3 billion yen in commitment contracts (fully-drawn) to insurance companies with monoline insurance as group members.
3. Leveraged loans

(1)	As of December 31, 2010, the Group’s balance of financing for mergers and acquisitions of whole or part of companies was approximately 520 billion yen and undrawn commitments for them was approximately 110 billion yen.

(2)	In providing loans and commitment lines for mergers and acquisitions, we carefully scrutinize stability of cash flow of the borrowers, and, diversify the exposure especially for overseas portfolio in order to reduce concentration risk. At the same time, in credit risk management, we monitor each of such transactions individually, making loss provisions properly, thereby maintaining the quality of both domestic and overseas portfolios.

<Consolidated>							(Billions of yen)

	December 31, 2010					March 31, 2010

					Reserve for			Reserve for
	Loans	Change from Mar. 31, 2010	Undrawn commitments	Change from Mar. 31, 2010	possible loan losses	Loans	Undrawn commitments	possible loan losses

Europe	188.1	(73.0)	22.5	(6.3)	7.7	261.1	28.8	6.2

Japan	174.4	(1.8)	17.4	5.6	13.4	176.2	11.8	12.7

The Americas	91.3	(21.9)	61.1	(12.4)	13.0	113.2	73.5	12.2

Asia (excluding Japan)	65.7	6.1	7.5	(1.9)	4.2	59.6	9.4	2.3

Total	519.5	(90.6)	108.5	(15.0)	38.3	610.1	123.5	33.4

(Notes)
1.	Above figures include the amount to be sold of approx. 8 billion yen.

In the nine months ended December 31, 2010, we sold leveraged loans of approx. 9 billion yen, and losses on the sale amounted to approx. 0.6 billion yen.

2.	Above figures do not include leveraged loans which are included in underlying assets of “1. Securitized products” shown on page 6.

3.	Reserves do not include general reserve for possible loan losses against normal borrowers.

Sumitomo Mitsui Financial Group, Inc. (8316)
4.	Asset backed commercial paper (ABCP) programs as sponsor

(1)	The Group sponsors issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs.

Specifically, as a sponsor, we provide services to special purpose vehicles, which are set up for clients’ financing needs, for purchase of claims, financing, issuance and sales of ABCPs. We also provide liquidity and credit supports for such special purpose vehicles.

(2)	As of December 31, 2010, the total notional amount of reference assets of sponsored ABCP programs was approximately 390 billion yen. Most of the reference assets are high-grade claims of corporate clients and do not include subprime loan related assets.

In addition, regarding the exposure of liquidity and credit supports, we conduct self-assessment, making provisions and write-offs properly.

(Billions of yen)

Types of reference assets
	December 31, 2010					March 31, 2010			Support for programs

	Notional amount of reference assets		Overseas		Reserve for possible loan losses	Notional amount of reference assets	Overseas	Reserve for possible loan losses	Liquidity support	Credit support
		Change from Mar. 31, 2010		Change from Mar. 31, 2010

Claims on corporations	367.5	(100.3)	115.3	10.2	—	467.8	105.1	—	yes	yes

Claims on financial institutions	13.0	(4.7)	13.0	(4.7)	—	17.7	17.7	—	yes	yes

Retail loan claims	13.7	(2.1)	13.7	(2.1)	—	15.8	15.8	—	yes	yes

Total	394.2	(107.1)	142.0	3.4	—	501.3	138.6	—

(Note) Reserves do not include general reserve for possible loan losses against normal borrowers.

(Reference)	In addition, we provide liquidity and credit supports for ABCP programs which are sponsored by other banks.

Total notional amount of reference assets of such programs are approximately 46 billion yen.
5.	Others
We have no securities issued by Structured Investment Vehicles.